EXHIBIT (B)

C3 CAPITAL, LLC

PRINCIPALS      A. BARON CASS, III      D. PATRICK CURRAN      PATRICK E. HEALY      ROBERT L. SMITH, JR.      STEVEN SWARTZMAN

February 17, 2012

John Wachter
Polymathes Capital LLC
20 Nassau Street Ste M
Princeton, NJ 08542

Dear Mr. Wachter:

We are pleased to submit, subject to the terms and conditions described herein including Exhibit A, a proposal for the basic terms under which C3 Capital Partners II, LP ("C3") would provide $2.75MM of capital in the form of secured debt and a bridge note to Epolin Acquisition ("Company") to allow Poly Acquisition I to acquire the stock of Epolin, Inc. and provide working capital. We understand the sources and uses for the transaction to be as follows:

Sources		Uses
C3 Secured Debt	$2,500,000	Stock Purchase	$2,750,000
_____________________	____________	Working Capital	500,000
Polymathes Equity	250,000	Deal Expenses	400,000
Cash	650,000

Totals	$3,650,000	Totals	$3,650,000

The key assumptions that we are making to arrive at the terms spelled out in this proposal are as follows:

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•    Maintenance capital expenditures are ______________________________

•    Growth capital expenditures are estimated to be ________________________________________________

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•    We assume the cash balance at close is $650M, with approx. $150M being used to cover deal expenses.

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•    We assume that prior to close, the _____________________   environmental issue will be _______________

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•    Management fees payable to Polymathes Capital would be ______________________________________  _

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•    There will be potential bonus pool of ________________________________________________________

•    We assumed an additional bonus pool of _____________________________________________________

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•    There is no other debt on the balance sheet, other than the transaction being contemplated above.

•    We will work with Polymathes Capital to structure a tax efficient transaction.

At a minimum, due diligence is expected to include __________________________________________________

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This letter and Exhibit A are delivered to you on the condition that they are kept confidential and not shown to, or discussed with, any third party (other than on a confidential and need-to-know basis with counsel and advisors) without C3's prior written approval.

By execution of this letter, Polymathes Capital, LLC agrees not to solicit debt funding (other than senior debt) from any source other than C3 for a period of 90 days from the date of this agreement. If C3 and Polymathes both mutually decide not to go forward within this 90 day period, then we will release Polymathes from the non-solicitation provision. We will proceed with the proposed credit and due diligence inquiry after we have received this letter countersigned by you and returned to C3 before 5:00 p.m. Central Standard Time on February 21, 2012. Also, please initial each page of Exhibit A and remit a copy with this letter.

Sincerely, C3 Capital, LLC	Agreed and accepted: Polymathes Capital, LLC

By: _______________________________________	By: _____________________________________

Title: ______________________________________	Title: ____________________________________

Date: ______________________________________	Date: ____________________________________

Epolin
Exhibit A

Borrower:	Epolin Acquisition ("Company")

Purchaser:	C3 Capital Partners II, LP ("C3")

Use of Proceeds:	See sources and uses in cover letter.

Funding Proposal:	$2.5MM Secured Note (the "Note") ___________________________ ________________________

Term of Note:	5.0 years

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Interest Rate on Note:	14% annually paid on a monthly basis, with 12% paid currently and 2% accruing to the outstanding balance of the Note, payable at Maturity.

___________________________ _______________	_____________________________________________

Amortization :
The entire balance of the Note will be due at the end of 60 months from closing. _______________

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Granted Equity:
Purchaser will receive 40% of the fully diluted common stock (the "Original Granted Equity") of Epolin, Inc. at closing as partial consideration for the $2.5MM Note (subject to the Equity Ratchet discussed below). This ownership shall not be diluted by any equity grants to senior management without C3's consent.

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The Purchaser shall receive the right of co-sale/ tag-along rights, as well as the right to co-invest in future equity raises.

Equity Ratchet :	In the event the company is able to achieve consolidated TTM EBITDA of ____________________________ _____________________________________________________________________________________

Prepayment :	In the event C3's Note is prepaid from a recapitalization or outside capital, the following prepayment penalties would apply:

• 5% if the Note is prepaid during the first 12 months after Closing

•  4% if the Note is prepaid during months 13-24 after Closing

•  3% if the Note is prepaid during months 25-36 after Closing

•  2% if the Note is prepaid during months 37-48 after Closing

•  1% if the Note is prepaid during months 49-60 after Closing

No prepayment penalties will be assessed if prepayments on the Note are made from operating cash flow.

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Default Interest Rate:	Upon the occurrence and during the continuance of a default the obligations under the Note shall bear interest at a rate equal to an additional three percent (3.0%) per annum over the rate otherwise applicable for months 1-12 of the default and then seven percent (7%) thereafter, with such interest payable on demand.

Expenses:	Upon acceptance of this letter, a Deposit of _________ will be paid by Polymathes to C3 to offset legal and due diligence expenses (financial and market) incurred by C3 prior to closing. Additionally, C3 will bill Polymathes monthly for out of pocket expenses incurred prior to closing with payment due upon receipt.

Borrower will pay and/or reimburse all reasonable costs and expenses incurred by the Purchaser associated with the preparation, negotiation, due diligence, administration, syndication and enforcement of all documentation (including this letter and Exhibit A) executed in connection with the transaction contemplated by this proposal, including legal fees and expenses of counsel to Purchaser, whether the transaction closes or not. If for any reason the transaction does not close, Polymathes will be obligated for the full payment and/or reimbursement of all of the costs and expenses of Purchaser as described in the preceding sentence.

Fees:	Purchaser to receive a 3% Closing Fee on the amount of the Investment.

Put Option:	At the earlier of (a) a triggering event (to be defined in the definitive financing agreements) or (b) on or after the fifth (5th) anniversary of the Closing Date, the Purchaser shall have the right (the "Investor Put Option") to cause the Company to repurchase from the Purchaser its equity at a purchase price equal to the Purchaser's pro rata portion of the greater of (x) the fair market value of the Company determined by an appraisal (with no minority or liquidity discounts) conducted by an independent valuation expert agreeable to the Investor and the Company (with provisions to resolve a deadlock in selecting the appraiser, the cost of which appraisal shall be borne by the Company), and (y)_________________________________ , less outstanding debt, plus cash.

If the Company is unable to repurchase Purchaser's equity at the time the put is exercised, Purchaser may extend payment terms for an additional year under a note at 17% interest, or rescind the Put. Except for the pricing and duration, the Put Note would share all other terms and conditions as the Note.

Financial Covenants:	The financial covenants will be finalized in due diligence and will likely include Maximum Debt/EBITDA, Maximum Capital Expenditures, and Fixed Charge Coverage.

Financial Reporting:	Internally prepared monthly consolidated and consolidating balance sheet, income statement and cash flow statements delivered in a timely fashion. Audited annual consolidated financial statements to be delivered by March 31. Federal and state tax returns prepared by an accounting firm acceptable to Purchaser delivered by March 31. An annual budget requiring Purchaser approval that includes monthly operating profit and cash flow projections for the forthcoming year.

Monthly compliance certificates signed by an officer of the Company.

A report compiled by the accountants that details total compensation, expense reimbursements and other payments to specific members of management each fiscal year.

All reports and financial statements to be in form and scope reasonably acceptable to Purchaser, compared to budget and prior comparable period.

Security:	The Note shall receive 1) a security interest in all assets and 2) security interest in the equity of Epolin, Inc.

The definitive agreements will include a mechanism enabling the Investor to gain voting control of the Company in the event of certain serious defaults on the Note, like non-payment of interest and inability of the Company to pays its bills in the ordinary course of business. Such mechanism will involve springing board seats or a springing proxy to vote the equity of the Company. A complete list of all defaults considered serious enough to invoke this clause shall be provided as part of the closing documentation. No other defaults may be added without the mutual consent of both parties after closing.

Minority Equity Protection Provisions:	Epolin, Inc. will modify the Shareholder Agreement and other corporate documents to provide standard minority protection provisions, including but not limited to, consents for significant corporate actions (i.e., bankruptcy) and rights of refusal, tag along, etc.

Guarantees:	Obligations under C3's Note will be guaranteed by all subsidiaries of Epolin, Inc.

Board of Directors:	Purchaser will be granted a board seat and observation rights and will be reimbursed all out-of-pocket expenses for attending all board meetings. Meetings will be held monthly for the first 6 months and no less than quarterly thereafter with face to face meetings at least twice a year.

Documentation:	Note, Security and closing documents in form and substance acceptable to Purchaser and to contain customary conditions precedent, representations, warranties, affirmative, negative and financial covenants, Purchaser's indemnity and reimbursement provisions, events of default, remedies, and other customary provisions all to be negotiated by the Purchaser and Borrower. All other documents, agreements, certificates and opinions to be executed or delivered, or relating to the transactions contemplated, on or prior to the closing date to be in form and substance acceptable to Purchaser.

Other Terms and Conditions:	Other terms and conditions to including, without limitation:

Satisfactory completion of due diligence (including operation, customers, personnel, etc) and all definitive agreements.

Receipt and approval of financial projections.

Life and D&O Insurance:	Epolin Acquisition and its subsidiaries shall maintain and pledge life insurance policies on members of management to be determined in due diligence, with C3 as the beneficiary, with any proceeds going to pay down the debt. Additionally, an appropriate amount of D&O insurance shall be maintained by the Company.

Capital Expenditures:	Maximum capital expendiures shall be limited to ______________________________ __________________________________________________________________ _______________

Additional Indebtedness:	No additional debt (except for Payables in the normal course) shall be incurred by Epolin Acquisition or its subsidiaries without the prior written approval of Purchaser.

Assignments and Participations:	Assignments in minimum acceptable amounts by Purchaser to financial institutions with Borrower's approval, such approval not unreasonably withheld. Participations by Purchaser with voting rights limited to matters subject to consent of Purchaser.

Shareholder Compensation.	Base and incentive compensation of individuals who are shareholders or representatives of shareholders shall be agreed upon prior to Closing.

Personal Gain on Sale:	In the event of any sale of the Company's business or the equity, personal gain to Management, such as a non-compete agreement, or any employment or consulting contract in excess of the then current compensation, shall be used in calculating the total compensation being paid for the business or the membership units and the Purchaser shall participate in such personal gain based on its percentage equity ownership.

Governing Law & Venue of Dispute:	Missouri

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